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                  Arcelor Mittal expects higher EBITDA in 2007

Luxembourg, December 6, 2006 - Arcelor Mittal announces it has finalised its budget review for 2007. Based on a solid steel market environment, EBITDA is expected to be higher in 2007 than in 2006.

Arcelor Mittal expects 2006 pro-forma EBITDA to be between $15.2 billion and $15.4 billion.



About Arcelor Mittal

Arcelor Mittal is the world's number one steel company, with 330,000 employees in more than 60 countries. The company, brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.
Arcelor Mittal key pro forma financials for the first six months of 2006 show combined revenues of euro43,281 billion, with approximate production capacity of 130 million tonnes a year, representing around 10 per cent of world steel output.

Forward-Looking Statements

This document may contain forward-looking information and statements about Mittal Steel Company N.V. including Arcelor S.A. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Arcelor Mittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Mittal Steel's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the Securities and Exchange Commission ("SEC") made or to be made by Mittal Steel, including (in the latter case) on Form 20-F. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

The request for registration of the offer (the "Offer") by Mittal Steel Company N.V. for the shares of Arcelor Brasil S.A. is subject to analysis and approval by the Brazilian Comissao de Valores Mobiliarios (the "CVM") and its features are subject to adjustment until such registration is obtained. This document constitutes neither an offer to acquire Arcelor Brasil S.A. securities nor an offer of securities in any jurisdiction. In particular, this document does not constitute an offer of securities for distribution or sale in the United States. Securities may not be offered, sold or distributed in the United States absent registration or an exemption from registration under the U.S Securities Act of 1933. Arcelor Mittal does not intend to register securities or conduct a public offering in the United States. Any offer that is made will be made to all holders of shares of Arcelor Brasil S.A. located in Brazil. In addition, holders of shares of Arcelor Brasil S.A. located outside of Brazil would only be allowed to participate in the Offer if such holders are permitted to do so under the laws and regulations of the jurisdiction in which they are located.

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Contact information Arcelor Mittal Investor Relations
Continental Europe       +352 4792 2414
UK/Asia/Africa           +44 207 543 1172
Americas                 +1 312 899 3569
Retail                   +352 4792 2434
SRI                      +352 4792 2902
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Contact information Arcelor Mittal Communications
E-mail: press@arcelormittal.com
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Phone: +352 4792 5000
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
Arcelor Mittal Corporate Communications                   France
Nicola Davidson                 +44 207 543 1162 / 1172   Sandra  Luneau           +33 1 71 92 00 58
Luc Scheer                      +352 4792 2360            Image 7:
Jean Lasar:                     +352 4792 2359            Tiphaine Hecketsweiler   +33 1 5370 7470
Maitland Consultancy:                                     Spain
Philip Gawith / Lydia Pretzlik  +44 20 7379 5151          Ignacio Agreda           +34 94 489 4162
North America                                             Oscar Fleites            +34 98 512 60 29
Bill Steers                     +1 312 899 3817
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